Exhibit 99.5

THE INFORMATION CONTAINED WITHIN THIS ANNOUNCEMENT IS DEEMED BY THE COMPANY TO CONSTITUTE INSIDE INFORMATION AS STIPULATED UNDER THE EU MARKET ABUSE REGULATION (596/2014). UPON THE PUBLICATION OF THE ANNOUNCEMENT VIA A REGULATORY INFORMATION SERVICE, THIS INFORMATION IS CONSIDERED TO BE IN THE PUBLIC DOMAIN.

Realm Therapeutics plc

(“Realm Therapeutics”, “Realm” or the “Company”)

Update on Strategic Review

Proposed Assets Disposal

Proposed Adoption of Investing Policy

Proposed AIM Delisting

and
Notice of General Meeting

Highlights

•	Proposed disposal of hypochlorous acid (HOCl) Assets to Urgo, U.S. Inc., for $10 million (gross)

•	Proposed adoption of an Investing Policy and delisting of Ordinary Shares from AIM; ADSs to remain listed for trading on Nasdaq

•	Circular available on the websites of Realm and the U.S. Securities and Exchange Commission and being posted to Shareholders shortly, containing further information and notice of a general meeting to be held on March 15, 2019

•	Discussions continue with a number of interested parties (including potential offerors) regarding a potential strategic transaction (which, for potential offerors, may involve a takeover offer for the Company)

•	At December 31, 2018, Realm had $18.8 million in cash, cash equivalents, and short-term investments

MALVERN, PA, February 15, 2019 – Realm Therapeutics plc (NASDAQ: RLM / AIM: RLM), a biopharmaceutical company with a proprietary technology platform of stabilized high concentration HOCl, today provides an update on its previously announced strategic review.

In line with the announcement of November 29, 2018, the Company has now agreed to sell certain Assets, which comprise the Vashe® wound care royalty stream, an FDA 510(k)-cleared anti-itch hydrogel, which was formerly marketed as Aurstat™, HOCI related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses. The Company’s primary assets also include its cash, cash equivalents, and short-term investments.

Realm further announces its intention to delist its Ordinary Shares from admission to trading on AIM. The Assets Disposal and AIM Delisting are each subject to approval by Shareholders, which the Company is seeking pursuant to a Circular that details the background to and reasons for the Assets Disposal and AIM Delisting, and the proposed Investing Policy for adoption by the Company, together with a Notice of General Meeting.

Assets Disposal

Realm has signed a conditional agreement for the sale of the Assets to Urgo U.S., Inc., the U.S. subsidiary of privately-held Laboratories URGO SAS, an international healthcare company specialised in advanced wound care and consumer healthcare solutions, for gross cash proceeds of $10 million, conditional upon, inter alia, the approval of Realm’s Shareholders. Urgo Medical North America merged with SteadMed Medical, the partner from whom Realm collects the Vashe® wound care product royalties in 2018. Subject to Shareholder approval and customary contractual conditions being met, the Assets Disposal is expected to close on March 28, 2019.

A copy of the Assets Disposal Agreement will be put on display pursuant to Rule 26.1 and the notes to Rule 21.1 of the Takeover Code on the following website at http://ir.realmtx.com/investor-relations by no later than 12 noon on the Business Day following the date of this announcement.

Realm received cash of $0.9 million and $1.1 million in 2017 and 2018, respectively, under the royalty agreement for the Vashe® wound care product, with minimal offsetting operating costs. Realm did not recognize royalty revenue during the year ended December 31, 2018 (2017: $1.1 m) as the Company adopted IFRS 15, Revenue from Contracts with Customers, effective January 1, 2018, upon which future minimum payments were recognized as an adjustment to equity rather than as revenue over future periods. Equipment included in the Assets have a value of approximately $0.3 million.

At December 31, 2018, Realm had $18.8 million in cash, cash equivalents, and short-term investments. The Assets Disposal is expected to generate approximately $9.6 million in net cash proceeds, after deducting transaction costs. The net proceeds of the Assets Disposal will be retained by the Company to augment its current cash resources, which may be deployed in a potential strategic transaction (which, for potential offerors, may involve a takeover offer for the Company). If the Company executes a strategic transaction (which, for potential offerors, may involve a takeover offer for the Company), it will incur deal-related costs including legal, tax advisory, accounting and banker fees and employee separation costs.

Investing Policy

In connection with the Assets Disposal, the Company proposes to adopt an Investing Policy that requires the Directors to examine potential strategic opportunities. The Investing Policy will require the Company to seek to invest in, partner with, acquire and/or be acquired by companies with meaningful development potential in the life sciences sector or with good overall business prospects; or, if a suitable transaction is not identified, the Company will consider winding down and distributing the remaining assets to Shareholders, following satisfaction of applicable obligations.

AIM Delisting and Nasdaq Listing

Upon Completion of the Assets Disposal, if the AIM Delisting has not occurred, the Company would immediately become an AIM Rule 15 cash shell given that the proposed Assets Disposal represents a fundamental change to the business of the Company, which would cease to conduct substantially all of its existing trading business.

As an AIM Rule 15 cash shell, the Company would be required to make an acquisition or acquisitions constituting a reverse takeover under AIM Rule 14 of the AIM Rules for Companies on or before the date falling six months from Completion. However, the Board is seeking Shareholder approval for an AIM Delisting to take place immediately preceding Completion. If approved, Realm expects the AIM Delisting to take effect from 7:00 a.m. on March 27, 2019 with the last day of trading of the Ordinary Shares on AIM being March 26, 2019.

The Company does not intend to delist the ADSs representing its Ordinary Shares from Nasdaq. However, following the Assets Disposal, the Company may be deemed to be a “public shell” under Nasdaq rules, which would require it to sign a definitive agreement to combine with an operating company within a time frame to be determined by Nasdaq in order for the ADSs to continue to be listed for trading thereon. Whilst the Company aims to complete such a strategic transaction (which, for potential offerors, may involve a takeover offer for the Company), and the Company is in discussions with a number of interested parties (including potential offerors) in this regard, should such circumstances arise whereby a strategic transaction (which, for potential offerors, may involve a takeover offer for the Company) is not completed, the Company would in the immediate term consider the most appropriate market for listing its ADSs in the U.S. The Directors intend to adhere to the Investing Policy, which includes considering winding down and distributing the Company’s remaining assets, after satisfaction of liabilities and obligations, to Shareholders in certain circumstances.

General Meeting and Circular

A General Meeting will be held at the offices of Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London EC2M 1QS at 2:00 p.m. on March 15, 2019, for Shareholders to consider the proposed Assets Disposal and the proposed AIM Delisting, and to vote on the related Resolutions. A Resolution will also be put to Shareholders to cover the requirement for an AIM Rule 15 cash shell to have an Investing Policy whilst its Ordinary Shares are admitted to trading on AIM, or until it has otherwise become an operating company by completing a reverse takeover or another strategic transaction (which, for potential offerors, may involve a takeover offer for the Company).

Realm continues to assess options available to maximize shareholder value through the strategic review. The Company remains in discussions regarding the Formal Sale Process which may subsequently result in either a takeover offer for the Company or an acquisition constituting a reverse takeover under AIM Rule 14, or, if a suitable strategic transaction (which, for potential offerors, may involve a takeover offer for the Company) is not identified, a potential winding down of the Company and distribution to Shareholders of the Company’s remaining assets following satisfaction of all applicable liabilities and obligations. At the current time discussions are ongoing with a number of interested parties (including potential offerors), some of whom are interested in a reverse takeover transaction (which would involve an acquisition of a business or corporate entity in the life sciences sector, where the potential offeror would acquire the benefit of the Company’s Nasdaq listing and cash) and others, who are potential offerors, are interested in making a takeover offer for the Company (in order to access the Company’s cash). The Directors can confirm that none of the current interested parties (including potential offerors) are interested in entering into a strategic transaction with the Company (which, for potential offerors, may involve a takeover offer for the Company) are seeking to acquire the Assets which are the subject of the Assets Disposal.

Any potential offeror considering a takeover offer for the Company is entitled to the benefit of Rule 21.1 of the Takeover Code in order to ensure that the Company does not otherwise dispose of a material asset which might frustrate such a takeover offer being made; interested parties considering a reverse takeover transaction do not have the benefit of Rule 21.1 of the Takeover Code as they are not potential offerors for the Company for the purposes of the Takeover Code. In all cases, interested parties (including potential offerors) have made it clear to the Company, during the course of the ongoing discussions, that they have no interest in the Assets which are the subject of the Assets Disposal, but are primarily interested in the cash balances of the Company. No currently interested party (including potential offerors) chose to participate in the sale process relating to the Assets, nor have they objected to the Assets Disposal on the grounds of Rule 21.1 of the Takeover Code, or otherwise).

Should the AIM Delisting become effective, the Formal Sale Process will cease to be governed by the Takeover Code; however the Directors intend that the objectives of that sales process will remain unaltered and anticipate providing an update on the process in early Q2 2019.

A Circular is available on the Company's website, at www.realmtx.com, and the website of the U.S. Securities and Exchange Commission, and is being posted to Shareholders shortly. Shareholders are advised to read the Circular carefully and in full. The Expected Timetable of Principal Events and the full text of the Letter from the Chairman set out within the Circular are reproduced, without material adjustment, below. Terms used but not defined above in this announcement shall have the meanings given to them in the Circular; such definitions have been extracted and included at the foot of this announcement.

Expected Timetable of Principal Events

Publication of the Circular and posting of the Form of Proxy to Shareholders	February 15, 2019
Latest time and date for receipt of Forms of Proxy	2:00 p.m. on March 13, 2019
Record time and date for voting at General Meeting	6:30 p.m. on March 13, 2019
General Meeting	2:00 p.m. on March 15, 2019
Last date for CREST Shareholders to submit “Notice to Brokers and SDRT Certification Form” (Schedule 1) to the Depositary or certificated Shareholders to submit Transfer Form request (Schedule 2) to the Receiving Agent	5:00 p.m. on March 18, 2019
Expected last day for dealings in Ordinary Shares on AIM	March 26, 2019
Expected time and date that admission of Ordinary Shares to trading on AIM will be cancelled	with effect from 7:00 a.m. on March 27, 2019
Expected date of issuance of ADSs to block transfer participants	circa March 27, 2019
Expected date of posting ADS balance statements to registered Shareholders by the Depositary/Transfer Agent	circa March 28, 2019
Expected date of Completion of the Assets Disposal	March 28, 2019

Disclosure Requirements of the Takeover Code

Following the Company's announcement on September 17, 2018, the Company is considered to be in an offer period as defined in the Takeover Code, and the dealing disclosure requirements listed below continue to apply.

Under Rule 8.3(a) of the Takeover Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Takeover Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

The person who arranged for the release of this announcement on behalf of the Company was Marella Thorell, Chief Financial Officer and Chief Operating Officer.

Contacts:

Realm Therapeutics plc

Alex Martin, Chief Executive Officer

Marella Thorell, Chief Financial Officer and Chief Operating Officer

Outside U.S.: +44 (0) 20 3727 1000

U.S.: +1 212 600 1902

Argot Partners

Stephanie Marks / Claudia Styslinger

+1 212 600 1902

FTI Consulting

Simon Conway

+44 (0) 20 3727 1000

N+1 Singer (Nominated Adviser and Broker)

Aubrey Powell / Jen Boorer

+44 (0) 20 7496 3000

MTS Health Partners, L.P. (Strategic Advisor)

Mark Epstein, Partner

+1 (212) 887-2121

About Realm Therapeutics

For more information on Realm Therapeutics, please visit www.realmtx.com.

Forward-Looking Statements

Certain statements contained herein constitute forward-looking statements. The forward-looking statements contained herein include statements about the expected effects or potential outcomes of the Assets Disposal, the Investing Policy, the AIM Delisting and the Formal Sale Process, the expected Completion of the Assets Disposal and the timing thereof, the adoption of the Investing Policy, the implementation of the AIM Delisting, the Formal Sale Process, implications of the Assets Disposal on the trading of ADSs and other statements other than in relation to historical facts. Forward-looking statements including, without limitation, statements typically containing words such as “intends”, “anticipates”, “targets”, “estimates”, “believes”, “should”, “plans”, “will”, “expects” and similar expressions or statements that are not historical facts are intended to identify those expressions or statements as forward-looking statements. The statements are based on the current expectations of Realm and are naturally subject to uncertainty and changes in circumstances. By their nature, forward-looking statements involve risk and uncertainty and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. There are also a number of other factors that could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, local and global political and economic conditions, capital markets in the U.S. and the UK, conditions particular to Realm and the Purchaser that affect their respective abilities to close the Assets Disposal and legal or regulatory developments and changes. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements. These forward-looking statements reflect the Company’s judgement at the date of this announcement and are not intended to give any assurance as to future results. Except as required by the FCA, the London Stock Exchange, the AIM Rules for Companies or applicable law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in the Company’s expectations about them or any changes in events, conditions or circumstances on which any such statement is based.

LETTER FROM THE CHAIRMAN

REALM THERAPEUTICS PLC

(Incorporated in England and Wales under the Companies Act 2006 with registered number 05789798)

Directors:

Charles Spicer (Non-Executive Chairman)

Alex Martin (Chief Executive Officer)

Marella Thorell (Chief Financial Officer and Chief Operating Officer)

Joseph William Birkett (Senior Independent Non-Executive Director)

Balkrishan (Simba) Gill (Independent Non-Executive Director)

Ivan Gergel (Independent Non-Executive Director)

Sanford (Sandy) Zweifach (Independent Non-Executive Director)

Registered office: c/o CMS Cameron McKenna Nabarro Olswang LLP Cannon Place 78 Cannon Street London EC4N 6AF

15 February 2019

To the holders of Ordinary Shares (and, for information purposes only, to holders of options or warrants in respect of Ordinary Shares)

Dear Shareholder,

Proposed Assets Disposal

Proposed Adoption of Investing Policy

Proposed AIM Delisting

and
Notice of General Meeting

Introduction

The purpose of this document is to set out details of the proposed Assets Disposal, the proposed Investing Policy for adoption by the Company following Completion, as the Company will automatically become an AIM Rule 15 cash shell at such time, and the subsequent proposed AIM Delisting of the Ordinary Shares, which together comprise the Proposals.

This document provides Shareholders with the background to and an explanation as to why the Directors consider that the Proposals are in the best interests of the Company and its Shareholders as a whole and why they recommend that Shareholders should vote in favour of the Resolutions to be proposed at the General Meeting.

For the avoidance of doubt the Company does not propose to cancel the admission to trading of its American Depositary Shares (each representing 25 Ordinary Shares) on Nasdaq. Following the Assets Disposal, it is possible that after a certain period of time and in the absence of a corporate transaction Nasdaq may subject the ADSs to delisting proceedings as outlined further below. The Directors intend to adhere to the Investing Policy following the proposed AIM Delisting which includes the Company considering winding down and distributing the remaining assets to Shareholders in certain circumstances.

A notice convening a General Meeting to be held at the offices of Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London EC2M 1QS at 2:00 p.m. on 15 March 2019, to consider the Resolutions, is set out at the end of this document.

Background to and reasons for the Proposals

The Company was approved for listing on Nasdaq on 3 July 2018 thus expanding the trading platforms for its securities. On 14 August 2018, Realm announced top-line results of its Phase 2 trial of PR022 in Atopic Dermatitis, a serious form of eczema and a chronic, relapsing, inflammatory disease characterized by itchy, inflamed skin. A further announcement on 17 September 2018 reported that, having analysed the full data from the Atopic Dermatitis trial and having considered the implications for the Company’s other pipeline programs, the Company concluded that the overall study results did not meet its threshold for continued investment. This resulted in the Company discontinuing its drug development programs, which were all based on its proprietary hypochlorous acid (HOCI) technology. At that time Realm also announced the engagement of an adviser, MTS Health Partners, L.P., and the commencement of a Takeover Code governed Formal Sale Process to explore all strategic opportunities for the Company and to extract value for its remaining assets. The Assets comprise the Vashe® wound care royalty stream, an FDA 510(k)-cleared anti-itch hydrogel, which was formerly marketed as Aurstat™, hypochlorous acid (HOCI) related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses. As at the date of this document, the Company’s primary assets also include its cash,cash equivalents, and short-term investments.

Realm received cash of $0.9 million and $1.1 million in 2017 and 2018, respectively, under the royalty agreement for the Vashe® wound care product, with minimal offsetting operating costs. Realm did not recognize royalty revenue during the year ended December 31, 2018 (2017: $1.1 million) as the Company adopted IFRS 15, Revenue from Contracts with Customers, effective 1 January 2018, upon which future minimum payments were recognized as an adjustment to equity rather than as revenue over future periods. Equipment included in the Assets have a value of approximately $0.3 million. Since the inception of the strategic review process, the Company has held a number of discussions with interested parties (including potential offerors) regarding both the sale of the Assets (which relate to the Company’s proprietary technology and which are the subject of the proposed Assets Disposal) and regarding its future plans for the Company in the context of the Formal Sale Process. Following the discontinuance of the Company’s drug development programs, the Company was not making significant investments in its technology and did not anticipate leveraging the technology for future commercial pursuits. Therefore the Company’s aim was to seek to monetize the Vashe® wound care product royalty stream and realize value for its Assets to increase cash resources for a potential strategic transaction (which, for potential offerors, may involve a takeover offer for the Company).

At 31 December 2018, the Company had cash, cash equivalents and short term investments of US$18.8 million. The Assets Disposal is expected to generate approximately $9.6 million in net cash proceeds, after deducting transaction costs. The net proceeds of the Assets Disposal will be retained by the Company to augment its current cash resources, which may be deployed in a potential strategic transaction (which, for potential offerors, may involve a takeover offer for the Company). If the Company executes a strategic transaction (which, for potential offerors, may involve a takeover offer for the Company), it will incur deal-related costs including legal, tax advisory, accounting and banker fees and employee separation costs.

The Company remains in discussions regarding the Formal Sale Process which may subsequently result in either a takeover offer for the Company or an acquisition constituting a reverse takeover under AIM Rule 14, or, if a suitable strategic transaction (which, for potential offerors, may involve a takeover offer for the Company) is not identified, a potential winding down of the Company and distribution to Shareholders of the Company’s remaining assets following satisfaction of all applicable liabilities and obligations.

At the current time discussions are ongoing with a number of interested parties (including potential offerors) some of whom are interested in a reverse takeover transaction (to acquire the benefit of the Company’s Nasdaq listing and cash) and others, who are potential offerors, are interested in making a takeover offer for the Company in order to access its cash. The Directors can confirm that none of the current interested parties (including potential offerors) are interested in entering into a strategic transaction with the Company (which, for potential offerors, may involve a takeover offer for the Company) are seeking to acquire the Assets which are the subject of the Assets Disposal.

Any potential offeror considering a takeover offer for the Company is entitled to the benefit of Rule 21.1 of the Takeover Code in order to ensure that the Company does not otherwise dispose of a material asset which might frustrate such a takeover offer being made; interested parties considering a reverse takeover transaction do not have the benefit of Rule 21.1 of the Takeover Code as they are not potential offerors for the Company for the purposes of the Takeover Code. In all cases, interested parties (including potential offerors) have made it clear to the Company, during the course of the ongoing discussions, that they have no interest in the Assets which are the subject of the Assets Disposal, but are primarily interested in the cash balances of the Company. No currently interested party (including potential offerors) chose to participate in the sale process relating to the Assets, nor have they objected to the Assets Disposal on the grounds of Rule 21.1 of the Takeover Code, or otherwise).

In discussions with all of the interested parties (including all potential offerors), the Company’s advisers have made it clear that it is the intention of the Company to move forward with the Assets Disposal. All interested parties (including all potential offerors) have confirmed in discussions that, if they were to proceed with a strategic transaction (which, for potential offerors, may involve a takeover offer for the Company) they see the Assets Disposal as a positive step to increasing the net cash assets of the Company (which would ultimately be deployed in developing the business so acquired) and that their intention would primarily be driven by the ability to access the net cash balances of Realm to finance their existing business. No potential offeror has expressed any desire to retain the income stream generated by the assets the subject of the Assets Disposal and all have expressed a preference for net immediately available cash to be maximised.

Shareholders should note that the current Formal Sale Process is a process mandated and regulated by the Takeover Code, and is accordingly conducted within the context of the protections afforded by the Takeover Code. However, should the AIM Delisting be approved by Shareholders and become effective, the current sale process will continue to be conducted by the Board but will cease to be a formal sale process within the rules of the Takeover Code.

Accordingly the Directors are of the view that by effecting the Assets Disposal they are making Realm more attractive as a candidate for a strategic transaction (which, for potential offerors, may involve a takeover offer for the Company) by monetising the legacy assets for a substantial multiple of the annualised income historically generated from those assets, and thereby increasing the value of Realm for interested parties (including potential offerors) whose assessment of Realm is primarily based on net cash and, in some cases, the intrinsic value of the Nasdaq listing. For these reasons the Directors do not consider that the Assets Disposal would in any way reduce the attractiveness of Realm to interested parties (including potential offerors) and, based on discussions to date, consider that the Assets Disposal potentially enhances the value of the Company to interested parties (including potential offerors) based on the factors which those interested parties (including potential offerors) have stated would influence that value that they would put on the Company.

As is explained in more detail below, should the AIM Delisting become effective, the Formal Sale Process will cease to be governed by the Takeover Code; however the Directors intend that the objectives of that sales process will remain unaltered and anticipate providing an update on the process in early Q2 2019.

(i)       Proposed Assets Disposal

Summary of the principal terms of the Assets Disposal Agreement

The Company has reached an agreement to sell the Assets to the Purchaser for a consideration of US$10 million, payable in cash to the Company in the amount of US$9.75 million on Completion, targeted for 15 March 2019, and the remaining US$250,000 due within six Business Days after Completion, following inspection of relevant assets.

Under the terms of the Assets Disposal Agreement, the Purchaser has agreed to purchase and the Company has agreed to sell the Assets, conditional on, inter alia, the Shareholders approving the Assets Disposal at the General Meeting.

Further key terms of the Assets Disposal Agreement include: customary representations and warranties from Realm and the Purchaser remaining correct in all material respects as of Completion, and the parties’ compliance with any covenants and pre-conditions.

The Assets Disposal Agreement is governed by the laws of the State of Delaware.

A copy of the Assets Disposal Agreement will be put on display pursuant to Rule 26.1 and the notes to Rule 21.1 of the Takeover Code on the following website at http://ir.realmtx.com/investor-relations by no later than 12 noon on the Business Day following the date of this document.

For the purposes of Rule 21.1(a) of the Takeover Code, the Assets Disposal is a disposal of assets of a material amount (by reference to the current market capitalisation of the Company) and the Assets Disposal Agreement is a contract outside the ordinary course of business. The Takeover Panel has agreed that the restrictions imposed by Rule 21.1(a) may be relaxed provided that the Assets Disposal is approved by ordinary resolution (that being an approval by holders of shares carrying more than 50% of the voting rights at a general meeting). The Takeover Code also requires the Company to seek competent independent advice as to whether the financial terms of the proposed transaction are fair and reasonable; the Company has sought and obtained such advice from N+1 Singer, which is referred to in the Recommendation in paragraph 11, below. In providing this advice, N+1 Singer has considered the competitive and open process which has been undertaken by the Company in respect of the Assets Disposal, taken into account the commercial assessments of the Directors, and conducted an analysis of the Assets Disposal value relative to the possible income available through the existing license agreement, a renewed license or an alternate license.

Information regarding the Purchaser

The Purchaser is Urgo US, Inc, a State of Delaware-incorporated subsidiary of the French family-owned Laboratories URGO SAS, an international healthcare company that seeks to address an increased need worldwide for the care of chronic wounds, but also give access to consumer healthcare solutions and which lately developed a pioneering role in neurotechnology. The Purchaser is the parent company of SteadMed Medical, N.A. (which merged with Urgo Medical North America in 2018), the partner from whom Realm collects the Vashe® wound care product royalties.

Consequences of the proposed Assets Disposal

Following Completion of the Assets Disposal, if the AIM Delisting has not occurred, the Company would immediately become an AIM Rule 15 cash shell given that the proposed Assets Disposal represents a fundamental change to the business of the Company, which would cease to own, control or conduct all or substantially all, of its current business activities and would be focused exclusively on the strategic review process.

As an AIM Rule 15 cash shell, the Company will be required to make an acquisition or acquisitions constituting a reverse takeover under AIM Rule 14 (including seeking re-admission as an investing company (as defined under the AIM Rules for Companies)) on or before the date falling six months from Completion of the Assets Disposal unless the Company delists from AIM prior to that date. Shareholders should note, however, that the Board is seeking their approval for the AIM Delisting immediately preceding Completion (as detailed below), but should the AIM Delisting not proceed, failure to complete a reverse takeover within such timeframe would result in the suspension of the Ordinary Shares from trading on AIM and, pursuant to AIM Rule 40, admission to trading on AIM would be cancelled six months from the date of suspension should the reason for the suspension not have been rectified.

The Assets Disposal will constitute a “Fundamental Transaction” under the terms of the Company’s warrants issued in October 2017, whereupon the Company will be required to issue replacement warrants equal to the value, if any, prescribed in the terms of those warrants.  If the outstanding warrants are deemed under their terms not to have a value at the relevant date, they will be cancelled in their entirety.

The Takeover Code currently applies to the Company by virtue of the listing of the Ordinary Shares on AIM. Should the AIM Delisting be approved by Shareholders, as Realm will remain a public limited company incorporated in England and Wales but its securities will not be admitted to trading in the UK, Channel Islands and the Isle of Man, the Takeover Code will only apply to Realm if it is considered by the Takeover Panel to have its place of central management and control in the UK, Channel Islands and the Isle of Man. This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will look to where the Directors of Realm are resident for the purposes of determining where Realm has its place of central management and control. In the case of Realm only two of the Directors are resident in the United Kingdom, with the remaining five Directors being resident in the USA.

Accordingly the Takeover Panel has confirmed to Realm that, upon the AIM Delisting becoming effective, the Takeover Code will cease to apply to Realm, and Realm and the Shareholders will therefore not have the benefit of the protections the Takeover Code affords, including, but not limited to, the requirement that a person who acquires an interest in Ordinary Shares carrying 30% or more of the voting rights in Realm must make a cash offer to all other Shareholders at the highest price paid in the 12 months before the offer was announced, and in a reverse takeover will not require the Takeover Panel’s consent to a waiver of Rule 9 of the Takeover Code, which would otherwise be subject to vote of independent Shareholders.

In addition, Shareholders should be aware that were the Assets Disposal not to be approved, but the AIM Delisting were to be approved and become effective, Rule 21.1 of the Takeover Code would no longer apply and, in that circumstance, despite Shareholders having voted not to approve the Assets Disposal, the continuing protections that would otherwise be provided by the Takeover Code in this respect would also no longer apply, potentially allowing the Directors to proceed with the Assets Disposal (without the requirement for Shareholder approval under either the Takeover Code or the AIM Rules for Companies).

The current Formal Sale Process is a process mandated and regulated by the Takeover Code, and is accordingly conducted within the context of the protections afforded by the Takeover Code. Should the AIM Delisting be approved by Shareholders and become effective, the current sale process will continue to be conducted by the Board but will cease to be a formal sale process within the rules of the Takeover Code.

The Company does not intend to delist the ADSs representing its Ordinary Shares from Nasdaq. However, following the Assets Disposal, the Company may be treated as a “public shell” under the Nasdaq rules and the US Securities Act. Although Nasdaq evaluates whether a listed company is a public shell company based on a facts and circumstances determination, a Nasdaq-listed company with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets is generally considered to be a public shell. Listed companies determined to be public shells by Nasdaq may be subject to delisting proceedings or additional and more stringent listing criteria. Nasdaq will generally except from the delisting process for a limited period of time (in this case, expected to be at least until early May 2019) a company that is in the process of consummating a transaction that will cause it to become an operating company, as the Investing Policy envisions. However, if, absent such a transaction and after applicable notice periods and any hearing process, the ADSs would likely be delisted from Nasdaq , the Company would expect that such securities would be traded OTC in the United States, which is sometimes colloquially referred to as the “Pink Sheets.” Securities quoted on the OTC are subject to different requirements than securities listed for trading on a US national stock exchange, such as Nasdaq, including reduced corporate governance and public reporting standards. Whilst the Company aims to complete such a transaction, and the Company is in discussions with a number of interested parties (including potential offerors) in this regard, should such circumstances arise whereby a transaction is not completed, the Company would in the immediate term consider the most appropriate market for listing its ADSs in the US. The Directors intend to adhere to the Investing Policy, which as detailed below, includes considering winding down and distributing the Company’s remaining assets, after satisfaction of liabilities and obligations, to Shareholders in certain circumstances. Certain additional risks in connection with the possible Nasdaq delisting of the Company’s ADSs are summarised in Part III of this document.

(ii)       Proposed adoption of an Investing Policy

Subject to Shareholder approval of the Assets Disposal (Resolutions 1 and 2 (which are inter-conditional)), the Company would be required, as an AIM Rule 15 cash shell, to adopt an Investing Policy, with the adoption of such policy subject to Shareholder approval (Resolution 3). In addition, and as requested by the Takeover Panel, Shareholder approval for the adoption of Investing Policy is also sought for the purposes of Rule 21.1 (Resolution 4). The requirement for the Company to adopt an Investing Policy (set out below) is therefore conditional upon the approval by the Shareholders of the Assets Disposal.

Whilst the Directors do not believe that the adoption of the Investing Policy will fetter or otherwise impact their current discussions and stated strategy, nevertheless it is possible that such action might be considered to a matter within the scope of Rule 21.1(a) of the Takeover Code as potentially action which could lead to a bona fide potential offer being frustrated or in Shareholders being denied the opportunity to decide on the merits of such an offer. Whilst the Directors have no reason to believe that this would be the case, the Directors are seeking a separate Shareholder approval for the adoption of the Investing Policy for the purposes of Rule 21.1(a) of the Takeover Code by ordinary resolution (that being an approval by holders of shares carrying more than 50% of the voting rights at a general meeting).

Shareholder approval of the proposed AIM Delisting (Resolution 5) is not inter-conditional with Resolutions 1,2, 3 or 4. Should Shareholders vote in favour of Resolution 5, during the period between Completion and the AIM Delisting taking effect the Company will be obliged pursuant to the AIM Rules for Companies to adhere to the Investing Policy; this is entirely consistent with the strategy currently being pursued by the Board and will have no impact on the on-going strategic review or Formal Sale Process. Should the AIM Delisting be approved and become effective, the Company will no longer be an AIM Rule 15 cash shell and nor will the Company be obliged to adhere to the Investing Policy or be subject to the Takeover Code. Notwithstanding this, the Directors confirm their intention to adhere to the Investing Policy following the proposed AIM Delisting, as it will remain in keeping with the evaluation of all available alternatives for maximising Shareholder value as described at the initiation of the strategic review.

Investing Policy

Pursuant to the AIM Rules for Companies, the Company will be required to adopt an Investing Policy that requires the Directors to examine potential strategic opportunities. The Investing Policy will require the Company to seek to invest in, partner with, acquire and/or be acquired by companies with meaningful development potential in the life sciences sector or with good overall business prospects; or, if a suitable transaction is not identified, the Company will consider winding down and distributing the remaining assets to Shareholders, following satisfaction of applicable obligations.

The Board intends to focus primarily on the US, UK and European Economic Area where the Board believes that there are suitable opportunities, although other countries may also be considered to the extent that the Board considers that value opportunities exist and attractive potential returns are possible. In selecting transaction opportunities, the Board will focus on businesses that have attractive valuations and hold opportunities to unlock embedded value. The existence of a strong management team will be an important factor in the Board’s evaluation of a transaction opportunity.

The Board will seek to invest in, partner with, acquire and/or be acquired by businesses where it may, as appropriate, represent Shareholders at a board level. These criteria are not intended to be exhaustive; however, the Company may enter into a transaction which does not fulfil all of the above investment criteria if the Directors believe that it is in the interests of Shareholders as a whole to proceed with such a transaction. Any transaction will, if required by applicable law and regulation, be put to Shareholders for their approval at the appropriate time. A transaction may be made into a public or private company and may structure as a direct acquisition, a reverse takeover or reverse merger or an acquisition of the Company. The Company does not currently intend to fund any investment with debt or other borrowings, but may do so if appropriate. The Company’s primary objective is that of achieving a value enhancing proposition for Shareholders.

For the avoidance of doubt, the Company entered into an investment policy at the time of announcing its entry into the Formal Sale Process, which relates to cash management whilst evaluating strategic transaction options (which, for potential offerors, may involve a takeover offer for the Company) – the investment policy and the Company’s compliance with it will not be impacted by the passing of any of the Resolutions.

(iii)       Proposed AIM Delisting

The Directors have undertaken a review of the advantages and disadvantages associated with the continued admission of the Ordinary Shares to trading on AIM, considering both access to the relevant equity capital markets and having a second public market in the Company’s securities versus the cost and management time associated with maintaining a dual-quotation on AIM. Costs of the AIM listing include fees payable to the London Stock Exchange, nominated adviser and brokerage fees, shareholder communication time and costs, professional advisory fees and expenses.

The Company also notes the costs, professional advisory fees and expenses associated with the compliance with the Takeover Code in the context of the Formal Sale Process, and reiterates the confirmation of the Takeover Panel that, subject to the AIM Delisting becoming effective, the Takeover Code will no longer apply to the Company on the basis that the Company’s place of central management and control is outside of the UK, Channel Islands and the Isle of Man.

The Board notes that approximately 40% of Ordinary Shares are, as at the date of this document, held in the form of ADSs. The Board believes the Company does not merit the ongoing costs and regulatory complexities associated with a dual listing and that it would be advantageous for all Shareholders to seek, to the extent possible, to combine trading volumes of the Ordinary Shares on AIM and the ADSs on the Nasdaq Capital Market onto a single trading exchange (Nasdaq Capital Market, wherein trades will be made in the form of ADSs).

The Directors have concluded that an AIM Delisting is in Shareholders’ best interests and are therefore seeking the AIM Delisting which is conditional on the approval of not less than 75% of votes cast by Shareholders (in person or by proxy) at the General Meeting. The Directors also note that, subject to Shareholder approval of the AIM Delisting, the Ordinary Shares will continue to be a valid equity interest in capital of the Company with the rights set out in the Articles, which include voting rights and rights to future dividends (if any).

Under AIM Rule 41, cancellation requires the expiration of a period of not less than 20 Business Days from the date on which notice of the intended cancellation is given to the London Stock Exchange. The Directors have notified the London Stock Exchange of the proposed AIM Delisting and that, subject to Shareholder approval, the AIM Delisting will take effect at 7:00 a.m. on 27 March 2019 and the last day of trading of the Ordinary Shares on AIM will be 26 March 2019.

In addition to providing Shareholders with advance notice in excess of the regulatory requirement for an AIM Delisting, the Company is also providing clear guidance as to how to convert Ordinary Shares into ADSs listed for trading on Nasdaq for those Shareholders who wish to do so in order to continue to hold their investment in the Company in a publicly tradeable form. Shareholders should consider potential tax implications arising based on the timing of any planned conversion, as noted below.

Consequences of AIM Delisting (subject to Shareholder approval)

(a)       Lack of trading venue for Ordinary Shares

Ordinary Shares will continue to be traded on AIM until the close of business on 26 March 2019. After that date there will no longer be a formal market mechanism enabling Shareholders to trade their Ordinary Shares on AIM. However, the Shareholders will have the option of converting their Ordinary Shares into ADSs. The Company will not be offering any form of trading venue for the Ordinary Shares in London or otherwise (including, for the avoidance of doubt, any form of matched bargain facility for continuing holders of the Company’s securities in the form of Ordinary Shares).

(b)       Loss of the protections afforded by the Takeover Code

Shareholders should note the Takeover Panel has confirmed to Realm that, if the AIM Delisting is approved and upon becoming effective, the Takeover Code will no longer apply to Realm and Shareholders will cease to have the protections afforded by the Takeover Code in the event that there is a subsequent offer to acquire their Ordinary Shares. Further details of these protections that will be lost as a consequence of AIM Delisting are set out in paragraph 5, below.

(b)       Shareholder action and costs necessary to convert Ordinary Shares to ADSs

Realm is advised that conversion of Ordinary Shares admitted to AIM into ADS form is not currently subject to UK stamp duty or SDRT. Shareholders must note that conversion of Ordinary Shares into ADSs after the AIM Delisting may incur UK stamp duty or SDRT (currently 1.5% of the market value of the shares converted). If at any point the conversion of Ordinary Shares into ADSs results in UK stamp duty or SDRT, the Shareholder will be responsible for the payment of any such UK stamp duty or SDRT and not, for the avoidance of doubt, the Depositary, the Custodian, the Company or any other party. The timescale for conversion of an Ordinary Share via a broker into ADS form can vary based on many factors including the form in which you hold your Ordinary Shares and the promptness of your instruction to and action by your broker.

The Company has agreed to absorb the cost of Shareholders converting their Ordinary Shares into ADSs so there will be no cost to Shareholders to convert from the date of this Circular until the date of the AIM Delisting. Thereafter, conversion fees will be charged by the Depositary at a cost which is currently US$0.05 per ADS. An annual holding fee, currently US$0.02 per ADS, is levied by the Depositary in August each year. This is typically paid and charged to an ADS holder’s account by their broker on an annual basis.

(c)       Disapplication of AIM Rules for Companies

The Company will no longer be bound by the AIM Rules for Companies or be required to have a nominated adviser and Shareholders would no longer be required to vote on certain matter prescribed by the AIM Rules for Companies. Furthermore the Company will no longer be bound to “comply or explain” with the corporate governance requirements for companies with shares admitted to trading on AIM. Specifically the Company would no longer be subject to the QCA Corporate Governance Code; though, Realm does not expect there to be any material change in the corporate governance procedures applied by Realm as a result of the AIM Delisting and will continue to act in accordance with applicable law and regulation. This will include:

–	holding an annual general meeting and, when required, other general meetings, in accordance with the applicable statutory requirements and the Articles;

–	making available to all Shareholders the Company’s annual report and financial statements and continuing to prepare consolidated United Kingdom statutory accounts under IFRS and in accordance with the applicable requirements of the Companies Act 2006;

–	maintaining a Nasdaq-rule compliant “investors” section on the Company’s website providing information on significant events and developments; and

–	adhering to the Investing Policy.

(d)       Disapplication of rules and regulations applicable to issuers listed in the UK

Following the AIM Delisting, Realm will no longer be required to comply with the continuing obligations set out in the DTRs or the MAR (as Nasdaq is not an in-scope exchange for the purposes of such legislation). In addition, Realm will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in Realm.

Accordingly, following the proposed AIM Delisting and for so long as the Company’s ADSs remain listed on Nasdaq, the Company’s ongoing market notification obligations will be solely governed by the rules and regulations of the US Securities and Exchange Commission (including the Exchange Act), and all other laws, rules and regulations applicable to a company with shares listed on Nasdaq.

In addition, Realm will continue to be subject to the Companies Act 2006 and all other laws and regulations to the extent applicable to a public company incorporated in England and Wales with a Nasdaq-listing of ADSs.

The AIM Delisting process

The AIM Rules for Companies require that, unless the London Stock Exchange otherwise agrees, the AIM Delisting must be conditional upon the consent of not less than 75% of votes cast by those Shareholders voting at the General Meeting.

Ordinary Shares will continue to be traded on AIM until the close of business on 26 March 2019. Subject to Shareholder approval, the AIM Delisting will take effect at 7:00 a.m. on 27 March 2019. Thereafter, Ordinary Shares will continue to be capable of being held and transferred in certificated form but there will be no public market in the UK on which Shareholders will be able to trade Ordinary Shares. However, Nasdaq listing of ADSs will not be affected by the proposed AIM Delisting and Shareholders will be able to convert their Ordinary Shares in the Company into ADSs, which are listed for trading on Nasdaq.

An explanation of the key steps in the process of converting Ordinary Shares into ADSs and contact details are provided in the Appendix to this document and the relevant supplementary Schedule.

Shareholders should note that only CREST Shareholders should submit the “Notice to Brokers and SDRT Certification Form” (Schedule 1) to the Depositary, whereas only certificated Shareholders should submit Transfer Form request (Schedule 2) to the Receiving Agent.

Subject to Shareholder approval, Shareholders should consider converting their Ordinary Shares into ADSs prior to the AIM Delisting for the following reasons:

–	Realm is advised that conversion of Ordinary Shares admitted to AIM into ADS form is not currently subject to UK stamp duty or SDRT. However, following AIM Delisting, the conversion process may result in a liability to pay UK stamp duty or SDRT at the rate of 1.5% of the value of Ordinary Shares being converted to the UK taxation authority, HMRC. If Ordinary Shares are converted after AIM Delisting, your broker will have to manage the dematerialisation of the Ordinary Shares with CREST and will need to confirm to the Depositary that any UK stamp duty or SDRT, payable in respect of the deposit of Ordinary Shares and the issuance and delivery of ADSs, has been paid, prior to completion of the conversion of Ordinary Shares into ADS form.

–	Shareholders must note that conversion of Ordinary Shares into ADSs after the AIM Delisting may incur UK stamp duty or SDRT (currently 1.5% of the market value of the shares converted), at which point the Shareholder will be responsible for the payment of any such UK stamp duty or SDRT and not, for the avoidance of doubt, the Depositary, the Custodian, the Company or any other party.

–	conversion of Ordinary Shares into ADSs has to take place in multiples of 25. It is not possible to receive a fraction of an ADS, so in the event that this conversion is completed after AIM Delisting has taken place, there is a risk that Shareholders will be left with a small number of Ordinary Shares (maximum 24 Ordinary Shares) which cannot be converted into ADSs. If converted before AIM Delisting has taken effect any residual Ordinary Shares can be sold on AIM. To the extent that any residual Ordinary Shares are not sold on AIM, such Ordinary Shares will be delisted from AIM.

–	subject to the required paperwork being returned to the Registrar by the required deadline (5:00 p.m. on 18 March 2019), the Receiving Agent will arrange for the relevant Ordinary Shares to be transferred to the Depositary, and the Depositary will convert such Ordinary Shares into ADS form and transmitted to an account held in the name of the relevant Shareholder with the Company’s Depositary, Citibank, N.A., or its Custodian.

–	certificated Shareholders who do not elect to participate in the conversion of Ordinary Shares into ADSs can utilise the services of a broker to facilitate conversion at their convenience after AIM Delisting has occurred. Details of the process to be followed and the forms to be completed, are included on the Company’s website (and set out in the following pages). If you have any questions about this process please contact your stockbroker or an independent financial adviser.

Shareholders holding Ordinary Shares not in ADS form are recommended to consult their stockbroker, solicitor, accountant or other independent financial adviser who is authorised for the purposes of FSMA, if you are resident in the United Kingdom, or, if not, from an otherwise appropriately authorised independent financial adviser, in relation to the action they should take in relation to their Ordinary Shares.

Future Company status following the AIM Delisting

As a company incorporated in England and Wales, Realm will continue to be subject to the requirements of the Companies Act 2006.

Subject to Shareholder approval, following the AIM Delisting becoming effective, the Company will no longer be subject to the AIM Rules for Companies. However, the Company does not propose to cancel the admission to trading of ADSs on Nasdaq (although it is possible that, due to the Assets Disposal, Nasdaq may subject the ADSs to delisting proceedings or impose additional or more stringent criteria thereon, in which case the Directors intend to adhere to the Investing Policy, which includes the Directors considering winding down and distributing the remaining assets to Shareholders in certain circumstances).

Takeover Code implications of the Proposed AIM Delisting

Shareholders should note that, subject to their approval of the AIM Delisting and the AIM Delisting becoming effective, the Takeover Panel has confirmed to Realm that the Takeover Code will no longer apply to Realm and Shareholders will cease to have the protections afforded by the Takeover Code in the event that there is a subsequent offer to acquire their Ordinary Shares.

Brief details of the Takeover Panel, the Takeover Code and the protections given by the Takeover Code are described below.

In addition, Shareholders should be aware that were the Assets Disposal not to be approved but the AIM Delisting were to be approved and to become effective, Rule 21.1 of the Takeover Code would no longer apply and despite Shareholders having voted not to approve the Assets Disposal, the continuing protections that would otherwise be provided by the Takeover Code in this respect would also no longer apply, potentially allowing the Directors to proceed with the Assets Disposal(without the requirement for Shareholder approval under either the Takeover Code or the AIM Rules for Companies).

Before giving your consent to the AIM Delisting, you may want to take independent professional advice from an appropriate independent financial adviser.

The Takeover Code

The Takeover Code is issued and administered by the Takeover Panel. Realm is a company to which the Takeover Code currently applies and its Shareholders are accordingly entitled to the protections afforded by the Takeover Code.

The Takeover Code and the Takeover Panel operate principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The Takeover Code also provides an orderly framework within which takeovers are conducted. In addition, it is designed to promote, in conjunction with other regulatory regimes, the integrity of the financial markets.

The General Principles and Rules of the Takeover Code

The Takeover Code is based upon a number of General Principles which are essentially statements of standards of commercial behaviour. For your information, these General Principles are set out in Section 1 of Part III of this document. The General Principles apply to all transactions with which the Takeover Code is concerned. They are expressed in broad general terms and the Takeover Code does not define the precise extent of, or the limitations on, their application. They are applied by the Takeover Panel in accordance with their spirit to achieve their underlying purpose.

In addition to the General Principles, the Takeover Code contains a series of Rules, of which some are effectively expansions of the General Principles and examples of their application and others are provisions governing specific aspects of takeover procedure. Although most of the Rules are expressed in more detailed language than the General Principles, they are not framed in technical language and, like the General Principles, are to be interpreted to achieve their underlying purpose. Therefore, their spirit must be observed as well as their letter. The Takeover Panel may derogate or grant a waiver to a person from the application of a Rule in certain circumstances.

Giving up the protection of the Takeover Code

A summary of key points regarding the application of the Takeover Code to takeovers generally is set out in Section 2 of Part III of this document. You are encouraged to read this information carefully as it outlines certain important protections which you will be giving up if you agree to the AIM Delisting.

UK tax treatment

Many investors purchase AIM-quoted shares because they are classed as unlisted/unquoted securities which may qualify for relief from inheritance taxation and certain other preferential tax benefits. Realm cannot and does not provide any form of taxation advice to Shareholders and therefore Shareholders are strongly advised to seek their own taxation advice to confirm the consequences for them of continuing to hold unlisted Ordinary Shares or converting Ordinary Shares into ADS form.

The Company’s understanding of the current position under UK taxation law is as follows (but it should be noted that the Company has not taken steps to confirm the current position with HMRC and therefore the following should not be relied upon by Shareholders without taking further advice):

–	following the AIM Delisting, Ordinary Shares should continue to be accepted by HMRC as qualifying as unlisted/unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules). Therefore, those Shareholders who elect to continue to hold unlisted Ordinary Shares should continue to be regarded as holding unlisted/unquoted securities under those same rules; and

–	those Shareholders who elect to convert their holdings of Ordinary Shares to Nasdaq-listed ADSs should similarly still be regarded as holding unlisted/unquoted securities for the purposes of the same specific UK tax rules as are referred to above. Each ADS is a financial instrument which represents 25 Ordinary Shares held on deposit with the Depositary’s Custodian on behalf of the ADS holder. As the ADS holder retains similar rights to a direct holder of Ordinary Shares (rights to vote, rights to dividend, etc.) subject in all instances to the terms and conditions of the governing deposit agreement and it is the ADS rather than the Ordinary Shares themselves that are listed, the Company understands that the listing of ADSs on Nasdaq and the AIM Delisting should not cause the Ordinary Shares to be treated by HMRC as listed/quoted securities ceasing to qualify for relief under the specific UK tax rules referred to above (in particular, under the UK inheritance tax business property relief rules).

If you are in any doubt as to your tax position you should consult an appropriate professional adviser immediately.

General Meeting

Set out at the end of this document you will find a notice convening the General Meeting which is to be held at the offices of Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London EC2M 1QS at 2:00 p.m. on 15 March 2019, for the purpose of considering, and if thought fit, passing the Resolutions.

For the avoidance of doubt, Shareholders should note that due to regulatory reasons they are effectively being asked to vote on the proposed Assets Disposal and the adoption of the proposed Investing Policy twice, firstly for the purposes of the AIM Rules for Companies and secondly for the purposes of the Takeover Code.

Details of the Resolutions which are to be proposed are set out below:

Resolution 1: Approval of the Assets Disposal for the purposes of AIM Rule 15

Resolution 1 will be proposed as an ordinary resolution and seeks the approval by Shareholders of the Assets Disposal, which is a transaction constituting a “disposal resulting in a fundamental change of business” for the purposes of AIM Rule 15.

Resolution 2: Approval of the Assets Disposal for the purposes of Rule 21.1(a) of the Takeover Code

Resolution 2 will be proposed as an ordinary resolution and seeks the approval by Shareholders of the Assets Disposal for the purposes of Rule 21.1(a) of the Takeover Code. Resolution 2 is conditional on the passing of Resolution 1.Resolution 3: Adoption of Investing Policy in accordance with the AIM Rules for Companies

Resolution 3 is proposed as an ordinary resolution and seeks approval by Shareholders for the Company to adopt the Investing Policy, in accordance with the AIM Rules for Companies. Resolution 3 will be conditional on the passing of Resolutions 1 and 2.

Resolution 4: Approval of Investing Policy for the purposes of Rule 21.1(a) of the Takeover Code

Resolution 4 is proposed as an ordinary resolution and seeks approval by Shareholders for the Company for to adopt the Investing Policy for the purposes of Rule 21.1(a) of the Takeover Code. Resolution 4 will be conditional on the passing of Resolutions 1, 2 and 3.

Resolution 5: Approval of AIM Delisting

Resolution 5 will be proposed as a special resolution and seeks the approval by Shareholders of the AIM Delisting. Resolution 5 is not conditional on the passing of Resolutions 1, 2, 3 or 4.

Explanatory note

The Assets Disposal will not be implemented under the terms of the Assets Disposal Agreement unless Resolutions 1 and 2 are both passed and become unconditional in accordance with its terms. The Company will not adopt the Investing Policy if Resolutions 1 and 2 are not both passed, as it will not become an AIM Rule 15 cash shell in that circumstance. The AIM Delisting contemplated by Resolution 5 is not inter-conditional with Resolutions 1, 2, 3 or 4.

Director Voting Support

The Directors have given commitments to the Company to vote in favour of the Resolutions to be proposed at the General Meeting (and, where relevant, to procure that such action is taken by the relevant registered holders if that is not them) in respect of their entire beneficial holdings totalling in 664,731 Ordinary Shares, representing approximately 0.6% of the issued share capital of Realm as at the date of this document.

Nominated adviser and broker

Subject to the passing of Resolution 5 and the AIM Delisting taking effect, there will no longer be a requirement for the Company to maintain the appointment of a nominated adviser and broker. On behalf of the Board, I would like to take this opportunity to thank N+1 Singer for its support since November 2014.

Action to be taken

A Form of Proxy is enclosed for use by Shareholders at the General Meeting. Whether or not Shareholders intend to be present at the General Meeting they are asked to complete, sign and return the Form of Proxy to the Registrar/Receiving Agent, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, as soon as possible but in any event so as to arrive no later than 2:00 p.m. on 13 March 2019. The completion and return of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you so wish. Accordingly, whether or not Shareholders intend to attend the General Meeting in person they are urged to complete and submit a Form of Proxy as soon as possible.

CREST members may use the CREST electronic appointment service to submit their proxy appointments in respect of the General Meeting. Those proxy appointments should be submitted to the Registrar, Equiniti (ID RA19) using the procedures described in the CREST Manual.

Holders of ADSs will receive ADR proxy materials which will contain instructions on how to vote their ADSs. Questions may be directed to Citibank Shareholder Services at P.O. Box 43077 Providence, Rhode Island 029040-3077 USA or at +1-877-248-4237 (toll free within the US) or at +1-781-575-4555 (for international callers).

Further information about the process required to convert Ordinary Shares into ADSs listed for trading on Nasdaq, together with a set of Frequently Asked Questions (FAQs) can be found on in the Appendix to this document and the relevant supplementary Schedule. Shareholders should note that only CREST Shareholders will be posted the “Notice to Brokers and SDRT Certification Form” (Schedule 1), whereas only certificated Shareholders will be posted the “Transfer Form” (Schedule 2).

Should you require further information or assistance, further information can be found within the Investor Relations section of the Realm website at www.realmtx.com and a Shareholder assistance advice line is being operated by the Registrar/Receiving Agent, Equiniti Limited, which can be accessed by all Shareholders on 0371 384 2050 (or, if calling from overseas, on +44 121 415 0259). Calls are charged at the standard geographical rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The Helpline is open between 8:30 a.m. to 5:30 p.m., Monday to Friday excluding public holidays in England and Wales. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes.

Recommendation

The Board, having been so advised by N+1 Singer as to the financial terms of the Assets Disposal, consider such terms to be fair and reasonable. The Board further considers that the passing of the Resolutions is in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors unanimously recommend Shareholders to vote in favour of the Resolutions to be proposed at the General Meeting, as they have given their commitments do so in respect of their own beneficial shareholdings totalling 664,731 Ordinary Shares, representing 0.6% of the Company’s issued share capital as at the date of this document.

Yours faithfully,

Charles Spicer

Chairman

DEFINITIONS

ADS	American Depositary Share, each representing 25 Ordinary Shares
Affiliate	an affiliate of the issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Factors the SEC has indicated as relevant to the determination of “control” include an individual’s status as a director, officer, or 10% shareholder
AIM	AIM, a market operated by the London Stock Exchange
AIM Delisting	proposed cancellation of the Company’s Ordinary Shares from admission to trading on AIM, subject to the passing of the appropriate resolution by the Shareholders at the General Meeting
AIM Rules for Companies	rules for companies whose securities are traded on AIM issued by the London Stock Exchange; references to specific “AIM Rules” in this document shall be construed accordingly
AIM Rules for Nominated Advisers	rules for nominated advisers of issuers whose securities are traded on AIM issued by the London Stock Exchange
Assets	Vashe® wound care royalty stream, an FDA 510(k)-cleared anti-itch hydrogel, which was formerly marketed as Aurstat™, hypochlorous acid (HOCI) related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses
Assets Disposal	the disposal of the Assets pursuant to the terms of the Assets Disposal Agreement
Assets Disposal Agreement	acquisition agreement dated 14 February 2019 between Realm Therapeutics Inc. (as the seller), the Company (as the parent guarantor) and Urgo (as the purchaser) in connection with the Assets Disposal
Articles	articles of association of the Company in effect as at the date of this document
Board	board of directors of the Company, including a duly constituted committee of such directors
Circular or document	this document
Company or Realm	Realm Therapeutics plc, a company incorporated in England and Wales with company number 05789798
Completion	completion of the Assets Disposal in accordance with the terms of the Assets Disposal Agreement, a target date of 28 March 2019 for which is provided for in the Assets Disposal Agreement
CREST	computerised settlement system (as defined in the CREST Regulations) in the UK operated by Euroclear which facilitates the holding of and transfer of title to shares in uncertificated form

CREST Regulations	Uncertificated Securities Regulations 2001 (SI 2001/3755) including any enactment or subordinate legislation which amends or supersedes those regulations and any applicable rules made under those regulations for the time being in force
Custodian	Citibank, N.A., London, as custodian of the Depositary
Depositary	Citibank, N.A.
Directors	directors of the Company, whose names are set out on page 6 of this document
Dollar or US$	legal currency of the US
DTC	Depository Trust Company
DTRs	Disclosure Guidance and Transparency Rules made by the FCA
Euroclear	Euroclear UK & Ireland Limited, the operator of CREST
General Principles	has the meaning given to such term in the Takeover Code
FCA	UK Financial Conduct Authority
FDA	US Food and Drug Administration
Form of Proxy	form of proxy which is enclosed with this document for use by Shareholders in connection with the General Meeting
Formal Sale Process	has the meaning given to such term in the Takeover Code
FSMA	UK Financial Services and Markets Act 2000
General Meeting	general meeting of the Company to be held at 2:00 p.m. on 15 March 2019
Group	Company and its subsidiaries
HMRC	Her Majesty’s Revenue & Customs
IFRS	International Financial Reporting Standards, as adopted by the European Union
ISIN	International Securities Identification Number
Investing Policy	the investing policy set out in the paragraph headed “Investing Policy” in this document
London Stock Exchange	London Stock Exchange plc
MAR	Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse
N+1 Singer	Nplus1 Singer Advisory LLP, acting as the Company’s nominated adviser and broker
Nasdaq	The Nasdaq Stock Market LLC
Notice of General Meeting	notice of General Meeting set out on pages 24 to 27 at the end of this document

Ordinary Shares	ordinary shares of nominal value £0.10 each in the capital of the Company
OTC	over-the-counter
Proposals	Assets Disposal, adoption of Investing Policy and AIM Delisting
Purchaser or Urgo	Urgo US, Inc., a State of Delaware-incorporated subsidiary of the French family-owned Laboratories URGO SAS
QCA Guidelines	Corporate Governance Guidelines for Smaller Quoted Companies published by the Quoted Companies Alliance
Recognised Investment Exchange	an investment exchange in respect of which a recognition order is in force as defined in section 285 of FSMA
Registrar/Receiving Agent	Equiniti Limited
Resolutions	resolutions to be proposed at the General Meeting and as set out in the Notice of General Meeting
Rules	has the meaning given to such term in the Takeover Code
SDRT	stamp duty reserve tax
SEC	US Securities and Exchange Commission
Shareholders	holders of Ordinary Shares
Sterling or £	legal currency of the UK
Takeover Code	City Code on Takeovers and Mergers issued by the Takeover Panel
Takeover Panel	UK Panel on Takeovers and Mergers
Transfer Agent	Computershare, as transfer agent for the Depositary
UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland

US or United States	United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
US Exchange Act	US Securities Exchange Act of 1934
US Securities Act	US Securities Act of 1933

References to a ‘‘company’’ in this announcement shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established. All references to legislation in this announcement are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any regulation, legislation, rule, code, statute or guideline shall include any amendment, modification, re-enactment or extension thereof. Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender. For the purpose of this announcement, ‘‘subsidiary’’ and ‘‘subsidiary undertaking’’ have the meanings given by the Companies Act 2006.